Exhibit 99.1
Announcement under Rule 2.5

PART I

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

25 August 2008

RECOMMENDED ACQUISITION
OF
AXON GROUP PLC
BY
INFOSYS TECHNOLOGIES LIMITED

Summary

The boards of Axon and Infosys are pleased to announce that agreement has been reached on the terms of a recommended cash offer to be made by Infosys for the entire issued and to be issued ordinary share capital of Axon.

Under the terms of the Acquisition, Axon Shareholders will receive for each Axon Share 600 pence in cash including any Interim Dividend which may be announced by the board of Axon.

The Axon Directors, who have been so advised by Citi, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, Citi has taken into account the commercial assessments of the Axon Directors.

The Axon Directors intend unanimously to recommend that Axon Shareholders vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting, as those Axon Directors who are or, prior to the Court Meeting and the General Meeting, may be Axon Shareholders have irrevocably undertaken to do in respect of their own beneficial shareholdings.

Infosys has received irrevocable undertakings to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of 11,648,951 Axon Shares in aggregate, representing approximately 18.1 per cent. of Axon’s existing issued share capital.

Infosys believes that the Offer Price of 600 pence per Axon Share represents compelling value to Axon Shareholders. It represents:
-	a 19.4 per cent. premium to the Closing Price of 502.5 pence on 22 August 2008, being the last business day prior to the date of this announcement;
-	a 31.7 per cent. premium to the average Closing Price of 455.7 pence for the three months ended 22 August 2008, being the last business day prior to the date of this announcement; and
-	a 33.1 per cent. premium to the average Closing Price of 450.9 pence for the six months ended 22 August 2008, being the last business day prior to the date of this announcement.

The Acquisition, which is expected to be implemented by way of a scheme of arrangement, values Axon's existing issued and to be issued (fully diluted) share capital at approximately £407.1 million on a cum-dividend basis.

Mark Hunter, Donald Kirkwood and Paul Manweiler, being three of the key founders of Axon , have irrevocably undertaken (together with their family members and family trusts) to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of their existing beneficial holdings of 11,501,531 Axon Shares, representing approximately 17.9 per cent. of Axon's existing issued share capital.  Prior to the Court Meeting and the General Meeting, 3,425,000 of these Axon Shares may (subject to certain performance conditions being met) be transferred in October 2008 from the beneficial ownership of the Founders to certain employees of Axon as a result of existing awards under the Executive Reward Scheme vesting in accordance with the rules of that scheme. Should this occur, the Axon Shares that are the subject of the irrevocable undertakings from the Founders will reduce from 11,501,531 Axon Shares to 8,076,531 Axon Shares representing approximately 12.6 per cent. of Axon’s existing issued share capital. However, all of the 3,425,000 Axon Shares which may be transferred are subject to irrevocable undertakings from an Axon Director and certain of the key employees to whom they may be transferred, as described below. The irrevocable undertakings given by the Founders will continue to be binding even if a higher competing offer is made for Axon, unless the Acquisition does not become effective by 31 December 2008.

The Axon Directors and certain key employees who are or, prior to the Court Meeting and the General Meeting, may be Axon Shareholders have irrevocably undertaken to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of their beneficial holdings.  This beneficial holding is currently 147,420 Axon Shares representing approximately 0.2 per cent. of Axon's existing issued share capital.  However, if existing awards over 3,425,000 Axon Shares vest under the Executive Reward Scheme in October 2008 as described in the preceding paragraph, the Axon Shares that are the subject of the irrevocable undertakings from the Axon Directors and certain of the key employees, will increase from 147,420 Axon Shares to 3,572,420 Axon Shares representing approximately 5.6 per cent. of Axon’s existing issued share capital. The irrevocable undertakings given by the Axon Directors and certain of the key employees will continue to be binding even if a higher competing offer is made for Axon, unless the Acquisition does not become effective.

Infosys is undertaking the Acquisition to create a leading SAP consulting service provider with strong transformational and operational capabilities, global reach and scale. The combined entity will deliver deep business process and functional expertise along with superior larger project execution capabilities to clients.

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006.  It is the current intention of Axon to convene the Court Meeting to approve the Scheme for late October 2008.  It is expected that the Scheme will become effective in November 2008.

Commenting on the Acquisition, Roy Merritt, non-executive Chairman of Axon said:

“The board has taken the decision to recommend the acquisition by Infosys after careful consideration.  Axon has successfully implemented its strategy to become one of the largest consultancies in the world focused exclusively on SAP and has generated a significant increase in shareholder value over the past five years.  Against the background of the global economic environment and increasing consolidation in the IT services industry the combination with Infosys represents a compelling proposition.  The offer from Infosys represents an attractive cash premium and provides certainty of value today for Axon shareholders.  We are therefore unanimously recommending the offer to shareholders.”

Commenting on the Acquisition, S. Gopalakrishnan, CEO of Infosys said:

“We are excited about this acquisition.  The strategic combination of our groups will accelerate the realisation of our common aspirations – that of becoming the most respected provider of transformational SAP related services in the global marketplace.

We have high regard for the management and employees of Axon and look forward to welcoming them to the Infosys Group."

ABN AMRO Corporate Finance Limited, a subsidiary of ABN AMRO Bank N.V., is acting as financial adviser to Infosys. ABN AMRO Bank N.V. is an authorised agent of The Royal Bank of Scotland plc.

Citi is acting as financial adviser and joint corporate broker to Axon. Panmure Gordon is acting as joint corporate broker to Axon.

This summary should be read in conjunction with the full text of this announcement set out in Part II and the Appendices. In particular, the Acquisition will be subject to the Conditions set out in Appendix I to this announcement and to the further terms that will be set out in the Scheme Document.

Appendix I sets out the Conditions and certain further terms of the Acquisition
Appendix II sets out the bases and sources of certain financial information contained in this announcement
Appendix III sets out further details of the irrevocable undertakings
Appendix IV contains the definitions of certain terms used in this announcement

Enquiries:

Axon
Stephen Cardell Iain McIntosh Roy Merritt	Tel: +44 1784 480 800
Citi (financial adviser and joint corporate broker to Axon)
William Barter Richard Moore Charles Lytle	Tel: +44 207 986 6946 Tel: +44 207 986 5376 Tel: +44 207 986 0519
Panmure Gordon (joint corporate broker to Axon)
Dominic Morley	Tel: +44 207 614 8388
Bell Pottinger (PR adviser to Axon)
Chris Hamilton Mike Davis	Tel: +44 7870 257 276 Tel: +44 7871 255 055
Infosys
S Gopalakrishnan V Balakrishnan	Tel: +91 802 852 0261 Tel: +91 802 852 0440
RBS
Tom Willett	Tel: +44 207 678 0711
Charles Roast Anjani Kumar	Tel: +44 207 678 0842 Tel: +44 207 678 8987
RBS Hoare Govett (broker to the Acquisition)
Alexander Garton	Tel: +44 207 678 7508
Financial Dynamics (PR adviser to Infosys)
Ed Bridges James Melville-Ross	Tel: +44 207 831 3113

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law.  Any response in relation to the Acquisition should be made only on the basis of the information in the Scheme Document or any document by which the Acquisition is made.  Axon will prepare the Scheme Document to be distributed to Axon Shareholders.  Axon and Infosys urge Axon Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition.

Whether or not certain Axon Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes Effective those Axon Shares will be cancelled pursuant to the Scheme in consideration for the payment of the Offer Price.

ABN AMRO Corporate Finance Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Infosys in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Infosys for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Axon in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Axon for providing the protections afforded to clients of Citi, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of Axon, all 'dealings' in any 'relevant securities' of Axon (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction.  This requirement will continue until the date on which the Acquisition becomes effective, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends.  If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Axon, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Axon by Infosys, or Axon, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities.  In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

Overseas Jurisdictions

The availability of the Acquisition to Axon Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.  Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.  Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law, and therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.  Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.  To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person.  This announcement has been prepared for the purposes of complying with English law, the UKLA Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

Copies of this announcement and formal documentation relating to the Acquisition will not be and must not be mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

The Acquisition relates to the shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales.  A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended.  Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules.  However, if Infosys exercises its right to implement the Acquisition by means of an Offer, such Offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable.

Since Infosys is a listed company in India and the US, information relating to this Acquisition will be notified/filed with the National Stock Exchange Limited,  the Bombay Stock Exchange Limited and NASDAQ.

Forward Looking Statements

Certain statements in this release concerning the expected benefits of the Scheme are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.  The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Enlarged Group’s ability to manage growth, intense competition in IT Services including those factors which may affect its cost advantage, its ability to attract and retain highly skilled professionals, industry segment concentration, its ability to manage its international operations, reduced demand for technology in its key focus areas, disruptions in telecommunication networks or system failures, its ability to successfully complete and integrate potential acquisitions, the success of the companies in which Infosys has previously made strategic investments, legal restrictions on raising capital or acquiring companies outside India, and general economic conditions affecting the industry in which the Enlarged Group operates. Additional risks that could affect Infosys’ future operating results are more fully described in its United States Securities and Exchange Commission filings including its Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and its quarterly report on Form 6-K for the three months ended June 30, 2008.  These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Infosys does not undertake to update any forward-looking statements that may be made by it or on its behalf from time to time.

PART II

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

25 August 2008

RECOMMENDED ACQUISITION
OF
AXON GROUP PLC
BY
INFOSYS TECHNOLOGIES LIMITED

1. Introduction

The boards of Axon and Infosys are pleased to announce that agreement has been reached on the terms of a recommended cash offer to be made by Infosys for the entire issued and to be issued ordinary share capital of Axon.

2. The Acquisition
Under the terms of the Acquisition, Axon Shareholders will receive for each Axon Share 600 pence in cash including any Interim Dividend which may be announced by the board of Axon.

The Acquisition, which is expected to be effected by way of a scheme of arrangement, values Axon's existing issued and to be issued (fully diluted) share capital at approximately £407.1 millionon a cum-dividend basis.

Infosys believes that the Offer Price of 600 pence per share represents compelling value to Axon Shareholders. It represents:
-	a 19.4 per cent. premium to the Closing Price of 502.5 pence on 22 August 2008, being the last business day prior to the date of this announcement;
-	a 31.7 per cent. premium to the average Closing Price of 455.7 pence for the three months ended 22 August 2008, being the last business day prior to the date of this announcement; and
-	a 33.1 per cent. premium to the average Closing Price of 450.9 pence for the six months ended 22 August 2008, being the last business day prior to the date of this announcement.

The New Axon Shares to be issued to Infosys pursuant to the Scheme will be issued and acquired, respectively, together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions announced, declared or paid on or after the date of this announcement other than the Interim Dividend.

3. Irrevocable undertakings

Infosys has received irrevocable undertakings to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of 11,648,951 Axon Shares in aggregate, representing approximately 18.1 per cent. of Axon’s existing issued share capital.

Mark Hunter, Donald Kirkwood and Paul Manweiler, being three of the key founders of Axon, have irrevocably undertaken (together with their family members and family trusts) to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of their existing beneficial holdings of 11,501,531 Axon Shares, representing approximately 17.9 per cent. of Axon's existing issued share capital.  Prior to the Court Meeting and the General Meeting, 3,425,000 of these Axon Shares may (subject to certain performance conditions being met) be transferred in October 2008 from the beneficial ownership of the Founders to certain employees of Axon as a result of existing awards under the Executive Reward Scheme vesting in accordance with the rules of that scheme. Should this occur, the Axon Shares that are the subject of the irrevocable undertakings from the Founders will reduce from 11,501,531 Axon Shares to 8,076,531 Axon Shares representing approximately 12.6 per cent. of Axon’s existing issued share capital. However, all of the 3,425,000 Axon Shares which may be transferred are subject to irrevocable undertakings from an Axon Director and certain of the key employees to whom they may be transferred, as described below. The irrevocable undertakings given by the Founders will continue to be binding even if a higher competing offer is made for Axon, unless the Acquisition does not become effective by 31 December 2008.

The Axon Directors and certain key employees who are or, prior to the Court Meeting and the General Meeting, may be Axon Shareholders have irrevocably undertaken to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting in respect of their beneficial holdings.  This beneficial holding is currently 147,420 Axon Shares representing approximately 0.2 per cent. of Axon's existing issued share capital.  However, if existing awards over 3,425,000 Axon Shares vest under the Executive Reward Scheme in October 2008 as described in the preceding paragraph, the Axon Shares that are the subject of the irrevocable undertakings from the Axon Directors and certain of the key employees, will increase from 147,420 Axon Shares to 3,572,420 Axon Shares representing approximately 5.6 per cent. of Axon’s existing issued share capital. The irrevocable undertakings given by the Axon Directors and certain of the key employees will continue to be binding even if a higher competing offer is made for Axon, unless the Acquisition does not become effective.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.
4. Background to and reasons for the recommendation of the Acquisition by the Axon Directors

Over recent years, Axon has successfully pursued a strategy of providing large business transformation programmes focused exclusively on the implementation and support of SAP software.  This strategy has delivered rapid organic growth and has allowed Axon to undertake a number of acquisitions to develop its global footprint and market share.  In particular, Axon has focused on penetrating the US market, which remains a key target region.

Following the successful implementation of this strategy, Axon is now one of the largest consultancies in the world focused exclusively on the provision of SAP services and solutions, with a leading market position in the UK.  Sales have grown at a compound annual rate of 53 per cent. in the three years to December 2007 and the adjusted operating margin has averaged 16 per cent. over the same period.

Whilst the Axon Board is confident of Axon’s ability to succeed in its global market, the industry in which Axon operates is subject to a number of challenges.  Over recent years, the number of overseas new entrants with significant structural advantages has presented an increasing competitive threat to European and US service providers.  The ongoing consolidation of the IT services sector has created a small number of major global service providers with considerable scale and breadth of offering.  These companies are able to provide a more complete service offering compared to niche players like Axon, including large scale outsourcing and support for systems other than SAP, to large enterprise customers.  In addition, IT services remains a highly cyclical industry and, although current trading remains resilient, the uncertain global macroeconomic environment represents a threat to Axon’s future performance on a stand-alone basis.

Against this background, the cash offer from Infosys provides certainty to Axon shareholders at a level the Axon Board believes represents fair value for Axon.

5. Recommendation of the Acquisition

The Axon Directors, who have been so advised by Citi, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, Citi has taken into account the commercial assessments of the Axon Directors.

The Axon Directors intend unanimously to recommend that Axon Shareholders vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the General Meeting, as those Axon Directors who are or, prior to the Court Meeting and the General Meeting, may be Axon Shareholders have irrevocably undertaken to do in respect of their own beneficial shareholdings.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

6. Information relating to Infosys

Infosys is a leading global technology services company founded in 1981, and headquartered in Bangalore, India. Infosys provides comprehensive end-to-end business solutions that leverage technology for its clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services.  Infosys also provides software products to the banking industry.  Through its subsidiary, Infosys BPO, Infosys provides business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing.

Infosys has global reach with 47 sales and marketing offices located in 23 countries as at 31 March 2008.

Infosys’ revenues grew from US$1,063 million in the fiscal year 2004 to US$4,176 million in fiscal 2008, representing a compound annual growth rate of 40.8 per cent..  Infosys’ net income grew from US$270 million to US$1,155 million during the same period, representing a compound annual growth rate of 43.8 per cent.. In the quarter ended 30 June 2008, Infosys had revenues of US$1,155 million and net income of US$306 million, representing a 24.5 per cent. increase in revenues and a 16.3 per cent. increase in net income over the same period in the previous fiscal year.  As of 30 June 2008, Infosys had approximately 94,400 employees.

Infosys completed its initial public offering of equity shares in 1993 and its initial public offering of ADSs in the United States in 1999. In 2003, 2005 and 2006 Infosys completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. In 2006, Infosys became the first Indian company to be added to the NASDAQ - 100 Index.

7. Information relating to Axon

Axon is a business transformation consultancy that designs, implements and supports solutions to complex business issues faced by multinational organisations that have chosen SAP as their strategic enterprise platform.  Axon has approximately 2,000 employees. Its professionals specialise in the delivery of change through technology enabled transformation programs.  Axon's consultants bring in-depth industry expertise alongside best practice functional knowledge to address the strategic, operational, information management and organisation effectiveness challenges faced by organisations today.

Axon is recognised for its ability to help clients define more ambitious strategies, build more effective organisations and shape more successful futures.  Founded in 1994, today Axon has offices in the United Kingdom, North America, Malaysia and Australia.

For the year ended 31 December 2007, Axon reported profit before taxation of £29.5 million on revenues of £204.5 million and had net assets as at 31 December 2007 of £80.6 million.

8. Background to and reasons for the Acquisition

Infosys believes that the Acquisition will accelerate the achievement of some of Infosys’ current strategic corporate objectives including the continued expansion of Infosys’ consulting capabilities that are required to engage with the large business transformation programs of Infosys’ marquee clients.

Consulting and package implementation revenues comprised approximately 23.8 per cent. of Infosys’ revenue for the financial year ended 31 March 2008, representing a growth of over 52.4 per cent. from the prior year. SAP-related consulting and technology services form a significant portion of this revenue.

Axon enjoys a strong reputation for providing value-driven SAP consulting services to its clients. Axon has leveraged its skilled resource base to achieve a compound annual revenue growth rate of 53 per cent. over the period 2005 to 2007.

Infosys believes that a combination of the two companies will create a leading global SAP consulting service provider with strong transformational and operational capabilities. The Enlarged Group will deliver deep business process and functional expertise along with superior large project execution capabilities to clients.  The combination will provide the global presence, scale and financial strength necessary to participate in large transformational deals. The combined portfolio of offerings will contain consulting, implementation, support and business process outsourcing.

Infosys believes that the Acquisition will yield commercial benefits for the following reasons:
-
the increased strength of the portfolio will enable the Enlarged Group to compete for and win large SAP-related business transformation deals, fuelled by a continued high underlying demand for SAP services worldwide;

-	Axon’s SAP consulting services will benefit by leveraging Infosys’ global presence and market reach; and
-	the respective client bases of Axon and Infosys are complementary and, as such, offer the Enlarged Group cross-selling opportunities.
9. Structure of the Acquisition

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006, involving a Capital Reduction under section 135 of the Companies Act 1985.  The purpose of the Scheme is to provide for Infosys to become the owner of the whole of the issued and to be issued ordinary share capital of Axon.  The procedure involves an application by Axon to the Court to sanction the Scheme and to confirm the cancellation of the Scheme Shares, in consideration for which Scheme Shareholders will receive cash (as described in paragraph 2 above).

The Scheme, when proposed, will be subject to the Conditions and certain further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

In particular, in order to become Effective, the Scheme must be approved by a majority in number of the holders of the Scheme Shares (or any relevant class or classes thereof), present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) representing three-fourths or more in value of the Scheme Shares voted by those Scheme Shareholders.

In addition, a special resolution implementing the Scheme and approving the associated Capital Reduction and certain consequential amendments to Axon's articles of association must be passed by Axon Shareholders representing not less than three-fourths of the votes cast at the General Meeting.

Following the Court Meeting and the General Meeting, and the satisfaction (or, where applicable, waiver) of the other Conditions to the Scheme, the Scheme must be sanctioned and the Capital Reduction confirmed by the Court and will become effective only upon delivery to the Registrar of Companies of copies of the Court Orders sanctioning the Scheme and confirming the Capital Reduction and, in relation to the Capital Reduction, the registration of the Reduction Court Order. Upon the Scheme becoming Effective, it will be binding on all Axon Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting.

It is the current intention of Axon and Infosys to convene the Court Meeting and General Meeting to approve the Scheme for late October 2008.  It is expected that the Scheme will become Effective in November 2008.  Axon Shareholders will receive the consideration payable under the Acquisition within 14 days of the Scheme becoming Effective.

The Scheme Document setting out further details of the Acquisition and the procedures to be followed in connection with the implementation of the Scheme, together with Forms of Proxy for the Court Meeting and the General Meeting, will be posted to Axon Shareholders and, for information only, to participants in the Axon Share Schemes as soon as practicable. At present, it is anticipated that the Scheme Document will be posted to Axon Shareholders on or around 29 September 2008. This is because it has not been possible to obtain Court dates which would allow the Scheme Document to be posted within the 28 day limit prescribed by the Code. The Panel has consented to this timetable.

10. Management and employees of Axon

Infosys attaches great importance to the skills and experience of the existing management and employees of Axon.  Infosys considers that Axon and Infosys' businesses complement each other strongly and, therefore, believes the combination will provide attractive opportunities for Axon employees.

Following the Scheme becoming Effective, Axon and Infosys will work together to realise the full advantage of the combined business’ strategic position and growth opportunities. It is expected that the non-executive directors of Axon will resign from the board.

Infosys confirms that the existing employment rights of all employees of Axon will be fully safeguarded in accordance with statutory requirements.

11. Axon Share Schemes

The detailed proposals to be made to participants in the Axon Share Schemes will be set out in the letters to be posted to those individuals at the same time as the publication of the Scheme Document unless otherwise agreed with the Panel.

12. Implementation Agreement and Inducement Fee

Axon and Infosys have entered into an implementation agreement which contains certain obligations in relation to the implementation of the Scheme, the conduct of Axon’s business prior to the Effective Date and certain assistance Axon will provide to Infosys regarding transition planning.  In particular, the Implementation Agreement contains, inter alia,  the terms summarised below.

Axon will pay an inducement fee to Infosys if:

a competing proposal is announced and subsequently completes before 31 January 2009;

- the Axon Directors do not recommend the Scheme or withdraw or adversely amend their recommendation and the Scheme subsequently lapses;

- the Axon Directors fail to post the Scheme Document by 29 September 2008 (or such later date as the Target and the Bidder may agree); or

- Axon materially breaches its non-solicitation undertakings referred to below.

The inducement fee payable by Axon to Infosys is one per cent. of the consideration payable by Infosys for the Axon Shares.

Axon has undertaken to Infosys that it will not, directly or indirectly, solicit, initiate, seek to procure or otherwise encourage any approach that might lead to any discussion or negotiations between Axon and any third party relating to a competing proposal. It has also undertaken to inform Infosys if it becomes aware of any competing proposal or if it receives any request for information from a third party under Rule 20.2 of the Code. Axon will not provide to any third party any sensitive information previously withheld from Infosys and will otherwise promptly provide to Infosys any information provided to any third party which Infosys has not already received.

In the event that Axon receives a competing proposal which the Axon Directors consider is likely to be announced, it has undertaken to provide Infosys with certain details of such proposal (including the price being offered and a profile of the competing bidder so that Infosys can determine its size and scale) and Axon has further undertaken not to vary or amend its recommendation of the Acquisition for a period of 60 hours after notifying Infosys.

Infosys may at any time (with the consent of the Panel) elect to implement the Acquisition by way of an Offer rather than a Scheme and the provisions of the Implementation Agreement, to the extent applicable, will apply equally to the Offer.

Further details of the Implementation Agreement will be set out in the Scheme Document.

13. Acquisition funding and cash confirmation

It is intended that the Acquisition will be financed from Infosys’ existing cash resources.  ABN AMRO Corporate Finance Limited is satisfied that sufficient resources are available to Infosys to satisfy in full the cash consideration payable to Axon Shareholders under the terms of the Acquisition.

14. Disclosure of interests in Axon Shares

Save as set out in this announcement, neither Infosys, nor any of the directors of Infosys nor, so far as Infosys is aware, any person acting in concert with Infosys has (i) any interest in, or right to subscribe for, any Axon Shares, nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery or (ii) borrowed or lent any Axon Shares.  Furthermore, no arrangement exists with Infosys, Axon or any associate of Infosys or Axon in relation to Axon Shares.  For these purposes, an 'arrangement' includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Axon Shares which may be an inducement to deal or refrain from dealing in such securities and 'interest' includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities.  A person is treated as having an 'interest' by virtue, amongst other things, of the ownership or control of securities or by virtue of any option in respect of, or derivative referenced to, securities.  In view of the requirement for confidentiality, neither Axon nor Infosys have made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Acquisition.

The interests of The Royal Bank of Scotland Group plc, in aggregate with ABN AMRO Bank N.V. and its affiliates consist of, as at 21 August 2008, a long position of 2,000 Axon Shares.

15. Delisting

Prior to the Scheme becoming Effective, Axon will make an application to the London Stock Exchange to cancel trading in the Axon Shares on its main market for listed securities and to the UK Listing Authority to cancel the listing of the Axon Shares from the Official List, in each case with effect from 8.00 a.m. on the Effective Date.

On the Effective Date, share certificates in respect of the Axon Shares will cease to be valid, and entitlements to Axon Shares held within the CREST system will be cancelled.

16. Overseas Shareholders

The availability of the Acquisition to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements of their jurisdiction. Axon Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay. Further details in relation to overseas shareholders will be contained in the Scheme Document.

17. General

The Acquisition will be subject to the Conditions set out in Appendix I to this announcement and to the further terms that will be set out in the Scheme Document. Appendix II sets out the bases and sources of certain financial information contained in this announcement. Appendix III sets out further details of the irrevocable undertakings. Appendix IV contains the definitions of certain terms used in this announcement.

In accordance with Rule 2.10 of the City Code, Axon confirms that it has 64,307,123 Axon Shares in issue. The international securities identification number for Axon Shares is GB0005669220.

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law.  Any response in relation to the Acquisition should be made only on the basis of the information in the Scheme Document or any document by which the Acquisition is made. Axon will prepare the Scheme Document to be distributed to Axon Shareholders.  Axon and Infosys urge Axon Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition.

Whether or not certain Axon Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes Effective those Axon Shares will be cancelled pursuant to the Scheme in consideration for the payment of the Offer Price.

ABN AMRO Corporate Finance Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Infosys in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Infosys for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited nor for providing advice in relation to the Acquisition or any matters referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Axon in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Axon for providing the protections afforded to clients of Citi, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of Axon, all 'dealings' in any 'relevant securities' of Axon (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction.  This requirement will continue until the date on which the Acquisition becomes effective, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends.  If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Axon, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Axon by Infosys, or Axon, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities.  In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website.  If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

Overseas Jurisdictions

The availability of the Acquisition to Axon Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.  Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.  Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law, and therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.  Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.  To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person.  This announcement has been prepared for the purposes of complying with English law, the UKLA Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

Copies of this announcement and formal documentation relating to the Acquisition will not be and must not be mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

The Acquisition relates to the shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended.  Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules.  However, if Infosys exercises its right to implement the Acquisition by means of an Offer, such Offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable.

Since Infosys is a listed company in India and the US, information relating to this Acquisition will be notified/filed with the National Stock Exchange Limited,  the Bombay Stock Exchange Limited and NASDAQ.

Forward Looking statements

Certain statements in this release concerning the expected benefits of the Scheme are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Enlarged Group’s ability to manage growth, intense competition in IT Services including those factors which may affect the Enlarged Group’s cost advantage, its ability to attract and retain highly skilled professionals, industry segment concentration, its ability to manage our international operations, reduced demand for technology in its key focus areas, disruptions in telecommunication networks or system failures, its ability to successfully complete and integrate potential acquisitions (including the potential acquisition of Axon), the success of the companies in which Infosys has made strategic investments, legal restrictions on raising capital or acquiring companies outside India, and general economic conditions affecting the industry in which the Enlarged Group operates. Additional risks that could affect Infosys’ future operating results are more fully described in its United States Securities and Exchange Commission filings including its Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and its quarterly report on Form 6-K for the three months ended June, 30 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Infosys does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of it.

CONDITIONS TO IMPLEMENTATION OF THE SCHEME

AND FURTHER TERMS OF THE ACQUISITION.

Part A: Conditions of the Scheme

The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 January 2009 or such later date (if any) as Axon and Infosys may, with the consent of the Panel, agree and (if required) the Court may allow

1  The Scheme will be conditional upon:

1.1  the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof, representing not less than 75 per cent. in value of the Scheme Shares so voted;

1.2  the resolution(s) in connection with or required to approve and implement the Scheme and set out in the notice of the General Meeting being duly passed by the requisite majority at the General Meeting, or at any adjournment thereof; and

1.3  the sanction of the Scheme and confirmation of the Capital Reduction by the Court (in either case, with or without modification, on terms agreed by Axon and Infosys) and office copies of the Court Orders and the minute of such Capital Reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the Capital Reduction, being registered by the Registrar.

2  In addition, Axon and Infosys have agreed that, subject as stated in Part B below, the Scheme will also be conditional upon, and accordingly application to the Court to sanction the Scheme and to confirm the Capital Reduction will only be made upon, conditions 1.1 and 1.2 above having been fulfilled and provided that immediately prior to the hearing to sanction the Scheme, the following conditions (as amended if appropriate) are satisfied or waived as referred to below:

2.1  all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations thereunder, and all applicable waiting periods having expired or been terminated as appropriate, in each case in connection with the Acquisition or any aspect of the Acquisition;

2.2  no Relevant Authority having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that, in each case, would or might in the opinion of Infosys (acting reasonably) be expected to:

2.2.1  require, prevent or delay the divestiture by any member of the Wider Infosys Group or any member of the Wider Axon Group of all or any portion of their respective businesses, assets or properties or limit the ability of any member of the Wider Infosys Group or the Wider Axon Group to conduct its business (or any part of it) or to own or control any of its assets or property or any part of them which, in any such case, is material in the context of the Wider Axon Group or the Wider Infosys Group in either case taken as a whole;

2.2.2  other than pursuant to the implementation of the Acquisition, require any member of either the Wider Infosys Group or Wider Axon Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Axon Group or any asset owned by any Third Party;

2.2.3  limit or materially delay (i) the ability of Infosys, directly or indirectly, to acquire, hold, or exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Axon Group or (ii) the ability of any member of the Wider Axon Group, directly or indirectly, to hold or to exercise effectively all or any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in, loans or other securities in, or to exercise management control over, any other member of the Wider Axon Group which, in either case, is material in the context of the Wider Axon Group;

2.2.4  limit the ability of the Wider Infosys Group or the Wider Axon Group to conduct its business to an extent which, in any such case, is material in the context of the Wider Axon Group or the Wider Infosys Group in either case taken as a whole;

2.2.5  make the Acquisition or its implementation or the Acquisition of any shares in, or control of, Axon by any member of the Wider Infosys Group void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise, directly or indirectly, materially restrict, restrain, prohibit, delay or otherwise interfere with the same, or impose additional material conditions or obligations with respect to the Acquisition, or require amendment of, or otherwise challenge or materially interfere with, the Acquisition; or

2.2.6  otherwise materially and adversely affect the business, assets, liabilities, financial or trading position, profits or prospects of any member of the Wider Axon Group taken as a whole,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Acquisition having expired, lapsed or been terminated;

2.3  all necessary statutory or regulatory obligations in any jurisdiction having been complied with in all material respects, all necessary filings, applications and/or notifications having been made and all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Acquisition or the acquisition of any shares or other securities in, or control of, Axon by any member of the Wider Infosys Group;

2.4  all Authorisations which are relevant in any jurisdiction for or in respect of the Acquisition being obtained in terms and in a form satisfactory to Infosys (acting reasonably) from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Infosys Group or the Wider Axon Group has entered into contractual arrangements and such Authorisations, together with all Authorisations necessary for any member of the Wider Axon Group to carry on its business (where the absence of such Authorisation would have a material and adverse effect on the Wider Axon Group taken as a whole), remaining in full force and effect and there being no notice or other intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same;

2.5  save as Disclosed, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Axon Group is a party, or by or to which any such member or any of its assets is or may be bound, entitled or subject or any other circumstance, which, in each case, as a consequence of the making or implementation of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Infosys Group of any shares or other securities (or the equivalent) in, or because of a change in the control or management of, any member of the Wider Axon Group or otherwise, would or might reasonably be expected to result in, in any case to an extent which is material in the context of the Wider Axon Group taken as a whole:

2.5.1  any monies borrowed by, or any other indebtedness, actual or contingent, of, or any grant available to, any member of the Wider Axon Group being or becoming repayable, or capable of being declared repayable immediately or prior to their or its stated repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

2.5.2  the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Axon Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

2.5.3  any such arrangement, agreement, lease, licence, permit or other instrument being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

2.5.4  any asset or interest owned or used by any member of the Wider Axon Group, being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Axon Group;

2.5.5  the rights, liabilities, obligations or interests of any member of the Wider Axon Group in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or adversely affected;

2.5.6  any such member of the Wider Axon Group ceasing to be able to carry on business under any name under which it presently does so;

2.5.7  the value, financial or trading position, profits or prospects of any member of the Wider Axon Group being prejudiced or adversely affected;

2.5.8  the creation of any liability of any member of the Wider Axon Group to make severance, termination, bonus or other payment to any of its directors or officers; or

2.5.9  the creation of any liability (actual or contingent) of any member of the Wider Axon Group other than in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Axon Group is a party or by or to which any such member or any of its assets may be bound or subject, could reasonably be expected to result in any of the events or circumstances which are referred to in conditions 2.5.1 to 2.5.9;

2.6  since 31 December 2007 and save as Disclosed, no member of the Wider Axon Group having:

2.6.1  issued or agreed to issue, or authorised or proposed or announced its intention to authorise or propose the issue of, additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Axon and wholly-owned subsidiaries of Axon and save for the issue of Axon Options or Axon Shares pursuant to the exercise of Axon Options on or before 19 June 2008 under the Axon Share Schemes);

2.6.2  other than in respect of the Interim Dividend, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made to Axon or to a wholly-owned subsidiary of Axon;

2.6.3  other than pursuant to the implementation of the Acquisition (and save for transactions between Axon and its wholly-owned subsidiaries) implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation or scheme;

2.6.4  (save for transactions between Axon and its wholly-owned subsidiaries and save for transactions in the ordinary and usual course of business) acquired or disposed of, or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset that is material in the context of the Wider Axon Group taken as a whole or authorised, proposed or announced any intention to do so;

2.6.5  issued, authorised or proposed or announced an intention to authorise or propose, the issue of any debentures or (save for transactions between Axon and its wholly-owned subsidiaries or transactions under existing credit arrangements or in the ordinary and usual course of business) made or authorised any material change in its loan capital or incurred or increased any material indebtedness or material contingent liability;

2.6.6  entered into, varied or terminated, or authorised, proposed or announced its intention to enter into, terminate or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude, which is, in any such case, material in the context of the Wider Axon Group or is other than in the ordinary course of business or which is or is likely to be restrictive on the business of any member of the Wider Axon Group;

2.6.7  entered into or varied to a material extent or authorised, proposed or announced its intention to enter into or vary to a material extent the terms of, or make any offer (which remains open for acceptance), to enter into or vary to a material extent the terms of, any service agreement with any director or senior executive of any member of the Wider Axon Group;

2.6.8  proposed, agreed to provide or modified to a material extent the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Axon Group save as agreed by Infosys in writing;

2.6.9  purchased, redeemed or repaid or announced a proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital;

2.6.10  waived, compromised or settled any claim which is material in the context of the Wider Axon Group as a whole;

2.6.11  terminated or varied the terms of any agreement or arrangement between any member of the Wider Axon Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position of the Wider Axon Group taken as a whole;

2.6.12  (other than in connection with the Scheme) made or agreed or consented to any alteration to its memorandum or articles of association or other incorporation documents;

2.6.13  save to the extent agreed by Infosys in writing, made or agreed or consented to any material favourable change to the benefits which accrue to, or to the pension contributions which are payable for the benefit of, its directors and/or employees and/or their dependants, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined;

2.6.14  save for the pension contributions referred to in condition 2.6.13, incurred any material liability (funding or otherwise) under any pension scheme;

2.6.15  been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

2.6.16  (other than in respect of a company which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any action or proceedings or other steps instituted against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or any analogous proceedings in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any substantial part of its assets or revenues; or

2.6.17  entered into any contract, agreement, arrangement or commitment or made any offer (which remains open for acceptance) passed any resolution or made any proposal or announcement with respect to, or to effect, any of the transactions, matters or events referred to in this condition 2.6;

2.7  since 31 December 2007 and save as Disclosed, there having been:

2.7.1  no adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of any member of the Wider Axon Group which is material in the context of the Wider Axon Group taken as a whole or in the context of the Acquisition;

2.7.2  no litigation, arbitration proceedings, prosecution or other legal proceedings threatened, announced or instituted by or against or remaining outstanding against or in respect of any member of the Wider Axon Group or to which any member of the Wider Axon Group is or is reasonably likely to become a party (whether as claimant or defendant or otherwise) and which would or might reasonably be expected to have a material adverse effect on the Wider Axon Group taken as a whole or in the context of the Acquisition;

2.7.3  no enquiry or investigation by or complaint or reference to any Relevant Authority or other investigative body threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of any member of the Wider Axon Group which would or might reasonably be expected to have a material adverse effect on the Wider Axon Group taken as a whole or in the context of the Acquisition;

2.7.4  no contingent or other liability which has arisen which would or might reasonably be expected to adversely affect any member of the Wider Axon Group to an extent which is material in the context of the Wider Axon Group taken as a whole or in the context of the Acquisition; and

2.8  save as Disclosed, Infosys not having discovered:

2.8.1  that the financial, business or other information concerning the Wider Axon Group publicly announced or publicly disclosed at any time by or on behalf of any member of the Wider Axon Group, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which was not subsequently corrected by 22 August 2008 by disclosure either publicly or otherwise to Infosys, which is, in any case, material and adverse in the context of the Wider Axon Group or in the context of the Acquisition; or

2.8.2  any information which affects the import of any information disclosed in writing at any time by or on behalf of any member of the Wider Axon Group to an extent which is material in the context of the Wider Axon Group taken as a whole or in the context of the Acquisition.

Part B: Waiver of conditions and further terms of the Acquisition

  Subject to the requirements of the Panel or the Court, Infosys reserves the right to waive, in whole or in part, all or any of the conditions except, save in the circumstances set out in paragraph 6 below, condition 1. Infosys shall be under no obligation to waive (if capable of waiver), or to treat as fulfilled any of conditions 2.1 to 2.8 by a date earlier than the latest date for the fulfilment of that condition notwithstanding that the other conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.
  Conditions 2.1 to 2.8 must be fulfilled, be determined by Infosys to be or remain satisfied or (if capable of waiver) be waived by the date of the hearing to sanction the Scheme referred in condition 1, failing which the Acquisition will lapse.
  The Acquisition will lapse and the Scheme will not proceed if, before the date of the Meetings, (i) the Acquisition, or any matter arising from it, is referred to the Competition Commission; or (ii) following a request to the European Commission under Article 22(3) of Council Regulation 139/2004/EC (the "Regulation") in relation to the Acquisition or any part of it, which request is accepted by the European Commission, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation.

Part C: Certain further terms of the Acquisition

  Infosys reserves the right to elect to implement the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms so far as applicable, as those which would apply to the Scheme (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates (or such lesser percentage, being more than 50 per cent., as Infosys may decide), of the shares to which such offer relates).
  The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.
  The Scheme will be governed by English law and will be subject to the jurisdiction of the English courts and the conditions set out above.

APPENDIX II

BASES AND SOURCES

(a)

Axon's existing issued and to be issued (fully diluted) share capital assumes a total of 67,848,750 Axon Shares to be purchased comprising 64,307,123 Axon Shares and 3,541,627 Axon Shares reserved for issue by Axon pursuant to the exercise of options with an exercise price below the Offer Price under the Option Schemes.

(b)

The Closing Price per Axon Share referred to in this announcement is taken from the Official List. The premia implied by the Offer Price have been calculated based on historical prices per Axon Share provided by Factset.

(c)

Unless otherwise stated, the financial information relating to Infosys and Axon has been extracted without material adjustment from the respective published reports and accounts for the relevant periods.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Axon Shares have given or procured the giving of irrevocable undertakings as described in paragraph 3 of this announcement in respect of the number of Axon Shares beneficially held by them (or their family members or family trusts) as set out below (which number includes any Axon Shares held under option):

Name	Number of Axon Shares
	Directors
	Roy Merritt	31,900
	David Oertle	40,000
	Founders (or their family members or family trusts)
	Mark Hunter	7,348,127
	Donald Kirkwood	2,409,857
	Paul Manweiler	1,743,547
	Senior Management
	Ian Greenhalgh	75,520

The following persons who may become entitled to receive Axon Shares from the Founders in October 2008 pursuant to the vesting of existing awards under the rules of the Executive Reward Scheme have given irrevocable undertakings as described in paragraph 3 of this announcement in respect of the number of Axon Shares set out below to the extent they acquire such Axon Shares in October 2008 under the Executive Reward Scheme:

Name	Number of Axon Shares
Stephen Cardell	1,900,000
Ian Greenhalgh	500,000
Mark Hirst	275,000
Paul Knowles	750,000

Prior to the Court Meeting and the General Meeting, 3,425,000 of the Axon Shares held by the Founders may (subject to certain performance conditions being met) be transferred from the beneficial ownership of the Founders to certain employees of Axon in October 2008 as a result of existing awards under the Executive Reward Scheme vesting in accordance with the rules of that scheme. Should this occur, the Axon Shares that are subject to the irrevocable undertakings from the Founders will reduce from 11,501,531 Axon Shares to 8,076,531 Axon Shares representing approximately 12.6 per cent. of Axon’s existing issued share capital. However, all of the 3,425,000 Axon Shares which may be transferred are subject to irrevocable undertakings from an Axon Director and certain of the key employees to whom they may be transferred, as set out above.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires:

"Acquisition"

the proposed acquisition by Infosys (and/or a wholly-owned subsidiary of Infosys) of the entire issued and to be issued ordinary share capital of Axon by means of the Scheme or, should Infosys so elect, by means of an Offer;

"Act"	the Companies Act 2006;
"Australia"	the commonwealth of Australia, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof;
"Authorisations"	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, recognitions, confirmations, consents, licences, clearances, permissions and approvals;
"Axon"	Axon Group plc (incorporated in England and Wales under the Companies Act 1985 with registered number 03419641), whose registered office is at Axon Centre, Church Road, Egham, Surrey TW20 9QB;
"Axon Board" or "Axon Directors"	the board of directors of Axon and "Axon Director" means any of them;
"Axon Group"	Axon, its subsidiaries and subsidiary undertakings;
"Axon Options"	options or awards to acquire Axon Shares granted pursuant to the Axon Share Schemes;
"Axon Share Schemes"

the Employee Benefit Trusts, the Axon Group plc Unapproved Discretionary Share Option Scheme, the Executive Reward Scheme, the Axon Group plc Performance Share Plan, the Axon Group plc Approved Discretionary Share Option Scheme and the Axon Solutions Limited Approved Executive Share Option Scheme;

"Axon Shareholders"	holders of Axon Shares;
"Axon Shares"

the existing unconditionally allotted or issued and fully paid ordinary shares of 1 pence each in the capital of Axon and any further such ordinary shares which are unconditionally allotted or issued before the Scheme becomes effective;

"business day"	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London;
"Capital Reduction"	the proposed reduction of the share capital of Axon associated with the cancellation and the extinguishing of the Scheme Shares pursuant to the Scheme under section 135 of the Companies Act 1985;
"Citi"	Citigroup Global Markets Limited;
"City Code" or "Code"	the City Code on Takeovers and Mergers, issued by the Panel on Takeovers and Mergers;
"Closing Price"	the closing middle market quotation of an Axon Share as derived from the Daily Official List;
"Conditions"	the conditions to the Acquisition (including the Scheme) which are set out in Appendix I to this announcement;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"

the meeting of the Scheme Shareholders  to be convened pursuant to an order of the Court pursuant to section 896 of the Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment of such meeting(s);

"Court Orders"	the Scheme Court Order and/or the Reduction Court Order;
"Daily Official List"	the daily official list of the London Stock Exchange;
"Disclosed"

means disclosed in: (i) Axon's report and accounts for the year ended 31 December 2007; (ii) any public announcement by Axon to a Regulatory Information Service on or before 6.00 p.m. (London time) on 22 August 2008 or (iii) any documents delivered to an Information Recipient in respect of Axon or the Acquisition by or on behalf of Axon on or before 6.00 p.m. (London time) on 22 August 2008;

"Effective"

in the context of the Acquisition:

  if the Acquisition is implemented by way of the Scheme, the Effective Date; or
  if the Acquisition is implemented by way of an Offer, the Offer having been declared or become unconditional in all respects in accordance with the requirements of the Code;

"Effective Date"	the date on which the Reduction Court Order is registered by the Registrar;
"Employee Benefit Trusts"	the employee ownership trusts established by trust deeds dated 14 April 2005 and made between Axon and Bailhache Labesse Trustees Limited, and dated 25 May 2007 and made between Axon and Appleby Trust (Jersey) Limited;
"Enlarged Group"	the Infosys Group after completion of the Acquisition;
"Excluded Shares"	any Axon Shares beneficially owned by Infosys or its nominees at the relevant time;
"Executive Reward Scheme"	a private share options scheme put in place in October 2005 by the Founders over 4.9 million of their own Axon Shares to reward key management for increasing shareholder value over the next three years;
"Forms of Proxy"	the forms of proxy for use at the Court Meeting and the General Meeting;
"Founders"	Mark Hunter, Donald Kirkwood and Paul Manweiler, being three of the key founders of Axon, together with their family members and family trusts;
"FSA" or "Financial Services Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"FSMA"	the Financial Services and Markets Act 2000 (as amended);
"General Meeting"	the extraordinary general meeting of Axon Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition;
"holder"	a registered holder of shares, including any person entitled by transmission;
"Implementation Agreement"	the agreement dated 25 August 2008 and made between Infosys and Axon and relating, among other things, to the implementation of the Scheme, further details of which are set out in this announcement;
"Information Recipient"	each of: any director or senior manager of Infosys; and any professional advisers engaged by Infosys in connection with the Acquisition;
"Infosys"

Infosys Technologies Limited (incorporated in India under Indian Companies Act 1956 with registered number 13115), whose registered office is at Electronic City, Hosur Road, Bangalore, 560100, India (or, as the context may require, any wholly-owned subsidiary of Infosys through which the Acquisition may be made);

"Infosys Board" or "Infosys Directors"	the board of directors of Infosys and "Infosys Director" means any of them;
"Infosys Group"	Infosys, its subsidiaries and subsidiary undertakings;
"Infosys Shareholders"	the holders of Infosys Shares;
"Interim Dividend"	any interim dividend which may be announced by Axon in respect of the six months ended 30 June 2008;
"Listing Rules"	the listing rules made by the FSA pursuant to section 73A of the FSMA;
"London Stock Exchange"	London Stock Exchange plc;
"NASDAQ"	the National Association of Securities Dealers Automated Quotations Global Select Market;
"New Axon Shares"	the new ordinary shares of 1 pence each in the capital of Axon to be allotted and issued credited as fully paid to Infosys pursuant to the Scheme;
"Offer"

a general offer to be made by or on behalf of Infosys (and/or a wholly-owned subsidiary of Infosys) for the entire issued and to be issued share capital of Axon and, where the context requires, any revision, extension or variation thereof;

"Offer Period"	the period commencing on 25 August 2008 and ending on the Effective Date;
"Offer Price"	for each Axon Share, 600 pence in cash including any Interim Dividend which may be announced by the board of Axon
"Official List"	the official list of the UK Listing Authority;
"overseas shareholders"	Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;
"Panel"	the UK Panel on Takeovers and Mergers;
"Panmure Gordon"	Panmure Gordon & Co, plc;
"pounds", "£", "Sterling", "pence" and "p"	the lawful currency of the United Kingdom;
"RBS Hoare Govett"	RBS Hoare Govett Limited;
"Reduction Court Hearing"	the hearing by the Court of the claim form to confirm the Capital Reduction under section 137 of the Companies Act 1985;
"Reduction Court Order"	the order of the Court confirming the Capital Reduction;
"Registrar of Companies" or “Registrar"	the Registrar of Companies in England and Wales, within the meaning of the Act;
"Regulatory Information Service"	any of the services set out in Appendix 3 to the Listing Rules;
"Relevant Authority"

any central bank, government or governmental, quasi governmental, state or local governmental, supranational, statutory, environmental, administrative, investigative or regulatory body, agency or court or any other person or body in any jurisdiction;

"Scheme"

the scheme of arrangement proposed to be made under Part 26 of the Act between Axon and the Scheme Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved by the Court and agreed by Axon and Infosys, the full terms of which will be set out in the Scheme Document;

"Scheme Court Order"	the order of the Court sanctioning the Scheme under section 899 of the Act;
"Scheme Document"

the document to be sent to the Axon Shareholders, containing, amongst other things, the Scheme, the notices convening the Court Meeting and the General Meeting, and forms of proxy in respect of the Court Meeting and the General Meeting;

"Scheme Record Time"	6.00 p.m. on the business day immediately prior to the Reduction Court Hearing;
"Scheme Shareholders"	holders of a Scheme Share, and a "Scheme Shareholder" shall mean any one of these Scheme Shareholders;
"Scheme Shares"

Axon Shares:
(i) in issue at the date of the Scheme Document;
(ii)  issued after the date of the Scheme Document, but before the Voting Record Time; and
(iii) issued at or after the Voting Record Time but before the Scheme Record Time on terms that the original or any subsequent holders are, or shall have agreed in writing to be, bound by the Scheme, in each case other than the Excluded Shares;

"Third Party"

any central bank, ministry, government, government department, governmental, quasi governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt the Panel;

"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of FSMA;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UKLA Rules"	together, the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
"US$"	the lawful currency of the United States;
"Voting Record Time"

6.00 p.m. (London time) on the day which is two Business Days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00 p.m. (London time) on the day which is two days before the date of such adjourned meeting;

"Wider Axon Group"

Axon, its subsidiaries, subsidiary undertakings and associated undertakings from time to time and any other body corporate, partnership, joint venture or person in which Axon and such undertakings (aggregating their interests) have a direct or indirect interest in 20 per cent. or more of the voting or equity capital (or the equivalent); and

"Wider Infosys Group"

Infosys, its subsidiaries, subsidiary undertakings from time to time and associated undertakings and any other body corporate, partnership, joint venture or person in which Infosys and such undertakings (aggregating their interests) have a direct or indirect interest in 20 per cent. or more of the voting or equity capital (or the equivalent).

For the purposes of this announcement, the expressions "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Act.

References to the singular includes the plural and vice versa, unless the context otherwise requires.

References to time are to London time, unless the context otherwise requires